umicore

Press release

7 May 2004

Quarterly Update

OVERVIEW

Umicore's various businesses posted a strong performance in the first quarter of 2004. This was the case both for Umicore's traditional business as well as for the units acquired in 2003.

The Advanced Materials, Precious Metals Products and Catalysts, Zinc and Copper businesses all recorded good volume growth. This reflected the underlying market trends but also market share developments in a number of key areas. Additionally, the strength of metal prices in the first quarter was beneficial, especially in the Zinc business. Combined with good cost control and the positive effect of the company's currency hedging policy, this led to a considerably improved financial performance.

During the first quarter several technological advances were announced such as the use of palladium in catalyst applications for diesel passenger cars and the market introduction of optical assemblies for night vision systems in vehicles.

The integration of PMG proceeded according to plan and Umicore is starting to reap the benefits from its significantly enhanced position in the precious metals business.

OUTLOOK

Based on the strong first quarter and on current market trends, management expects full year recurring EBIT to be in the range of € 245 to 260 million.

n.v. Umicore s.a.
Corporate Communication
Broekstraat 31 Rue du Marais Phone +32 2 227 70 67 BTW BE401 574 852

ADVANCED MATERIALS

For Advanced Materials the first quarter was notable for the very strong performance of its cobalt-related businesses, particularly Specialty Oxides and Chemicals. Electro-Optic Materials also performed well due to market share gains and the recovery in end-user markets. The overall performance of the business group was significantly higher than in the first quarter of 2003.

Specialty Oxides and Chemicals

Sales of cobalt materials for rechargeable batteries continued to progress. Particularly high growth in the laptop computer market and the consistent increase in mobile phone sales are the main drivers behind the increased demand for Umicore's products which are the materials of choice in lithium-ion battery technology. The capacity expansion at Umicore's plant in South Korea was completed on schedule. A number of large orders which were awarded during the quarter have resulted in full capacity utilization.

In the ceramics and chemicals business, overall sales were up year on year despite the difficult conditions in the ceramics industry. Umicore's facilities in the US and the Philippines started the year well. Sales of materials for catalysts were particularly strong. The broad product range, geographical diversity and recycling capability offered by Umicore's operations enabled new business to be secured.

Engineered Metal Powders

Sales of cobalt powders for the diamond tools sector showed good growth with the Asian market leading the way. Sales to the hard-metals sector continued to grow with demand in the Asian and US markets proving particularly strong.

In zinc powders for primary batteries the commercial landscape continued in a similar vein to 2003. Volumes were satisfactory but premiums continued to be put under pressure as a result of stiff competition, especially in the US and China.

Umicore has developed a promising new grade of fine nickel and copper powders for use in electronic applications such as multi-layered ceramic capacitors and electromagnetic shielding. The first contracts have been made with Asian customers.

Cobalt Refining - Umicore was able to demonstrate its supply flexibility by ramping up its refinery output. The Group could thereby benefit from the higher cobalt price . The investment in Hongsheng in China is proving particularly beneficial in this respect.

Electro-Optic Materials

The improvement in the substrates business continued with increased sales of germanium substrates in the first quarter. This has not only been driven by increased numbers of planned satellite launches but also by the more widespread use of germanium in space solar cells.

New product development for germanium substrates made further progress, with sales of materials for electro-optic applications (LEDs) continuing to increase.

In germanium tetrachloride there was no intrinsic improvement in the market but the acquisition of the Quapaw facility in the US has led to an overall improvement in sales volumes. Sales of germanium dioxide improved as a result of restocking by Japanese PET plastics manufacturers.

n.v. Umicore s.a.
Corporate Communication
Phone +32 2 227 70 67 BTW BE401 574 852

The optics business was affected by increased competition for blanks and lenses in the thermal imaging sector and both volumes and premiums came under pressure. The new programme for optical assemblies for automotive night vision systems (a four-year contract with Autoliv) has generated even better levels of interest than expected. The potential and promise of such products was reaffirmed at the Aerosense Optics Exhibition in Orlando (USA). Construction of the new production facility at Quapaw has already begun.

Synthetic Diamonds

Megapode continued to show positive volume development and has further improved its market position in some growth areas. The strength of the Rand in relation to the Dollar has negatively affected the results. To some extent this has been compensated by cost cutting, higher volume and better product mix compared to the same period of last year.

PRECIOUS METALS PRODUCTS AND CATALYSTS

The performance of the Precious Metals Products and Catalysts businesses, most of which were acquired through the PMG transaction, were ahead year-on-year and exceeded the expectations expressed in the original acquisition plan.

Automotive Catalysts

The first quarter of 2004 showed some signs of recovery in automotive production output after a decrease in Europe and America in 2003. New car registrations grew in most countries, still supported by aggressive rebate and incentive schemes. In this environment Umicore's Automotive Catalyst business unit performed according to plan and continued on its growth path supported by the increased capacity at the Burlington plant in Canada.

The business unit has developed a new technology that will enable the use of palladium as a catalyst in diesel emission control systems for passenger cars. Until now platinum has been the only material capable of fulfilling this function. This new technology will provide automobile manufacturers with a degree of flexibility in their choice of catalyst materials for diesel emission control systems. The technology also offers added scope for broader and faster introduction of catalytically activated diesel particulate filters (DPFs) in the market.

The business unit stepped up its R&D efforts further, aiming at technological leadership in automotive catalysis and preparing for the developing Heavy Duty Emission Control emerging market.

Technical Materials

Overall sales in the first quarter - traditionally the strongest one in Technical Materials - were good and in line with the same period of last year. Sales of platinum engineered materials continued to benefit from the increased demand from LCD glass producers for whom Umicore provides essential equipment, whereas the gauze business was somewhat weaker. In electronic packaging materials, sales continued to be driven by the significant upturn in the electronics market, especially in Asia.

The contact materials and brazing businesses benefited from an improved product mix coupled with the further implementation of efficiency measures. Sales were slightly down year-on-year.

Jewellery and Electroplating

The business unit performed well in the first quarter. The jewellery market recovered somewhat in Europe, and Umicore was able to further increase its volumes and market shares in both jewellery and industrial metals. Key factors were Umicore's high quality of products and services, reliability as a supplier, and growth in other advanced applications and niches. The electro-plating business was also driven by the recovery in the electronics market, especially in Asia.

Precious Metals Chemistry

Operating performance improved in the first quarter. Overall sales increased, driven by the recovery of the economy in Japan and the US and the further introduction of Umicore's range of organometallic chemicals and catalysts. Sales of these products to the bulk and specialty chemicals industry were ahead of the same period last year and were supported by the new plant in Hanau becoming fully operational. Sales of inorganic compounds, particularly precursors for heterogeneous catalysts applications, were stable.

Thin Film Products

Sales were good in all application sectors in the first quarter and operating performance improved. In optics new products were launched and market shares were gained. Sales to the electronics sector were up year on year. In data storage there was strong growth in sales of materials for recordable and rewritable applications, especially in Taiwan. Sales of indium tin oxide for displays almost doubled compared to the last quarter of 2003, and the decision was made to increase the production capacity in Providence, USA. The expansion is expected to be operational by mid 2004.

As part of the integration of the PMG activities, the silver targets activities at Pforzheim were integrated into Thin Film Products and showed a positive contribution.

PRECIOUS METALS SERVICES

The overall performance of Precious Metals Services was stable despite a tight supply situation.

The integration of the Hanau refining operations, which had been loss-making in the past, continued to be implemented. It is expected that the integration process itself will be completed by the end of 2004.

The position in securing supplies of spent automotive catalysts has been reinforced through a broader access to supply sources, as a result of the integration of the Hanau refining operations and the Demet acquisition. Umicore started to see the effect of this improved access from the beginning of the year.

The Hoboken activities continued to be affected by the reduced availability of raw materials, particularly industrial residues such as tankhouse slimes from the copper industry and residues from lead / zinc smelters. Umicore was able to compensate for this to some extent thanks to its ability to treat precious-metals-containing zinc flotation residues from zinc smelting operations.

The continued increase in the prices of most precious metals in the first quarter has not yet had a significant effect on the availability of end-of-life materials such as electronic scrap, although improvements in this area are expected. Preparation work continues in order for the Hoboken operations to be ready to access and process increased volumes of electronic scrap when the EU WEEE directive is introduced.

The precious metals management activities were integrated as planned and are now serving the wider Group according to expectations.

ZINC

Overall the performance of Umicore's Zinc operations felt significant positive effects from the improved price of zinc which prevailed in the first quarter. The main benefits of this situation were felt by the company's smelting operations. However, improved performance was also achieved in all the business group's added value businesses.

Zinc Smelting

The zinc price in the first quarter averaged US$ 1,071 per tonne – some 36% higher than the equivalent period in 2003. In Euro terms however this improvement was only 17%.

Market treatment charges for the Asian smelters fell, with the market benchmark at a lower level than in 2003. However, the market for concentrates is much more balanced in Europe subsequent to the smelter closures of last year. Freight costs are also significantly more favourable in Europe. European smelters are therefore in a position to expect higher treatment charges than their Asian peers.

The Auby and Balen plants operated at full capacity during the first quarter. All raw material needs have been secured for the year. About 50% of the terms for these materials have already been fixed, but no major contract has been concluded this year. The sulphuric acid price continued to rise and the average price for the first quarter was 58% above the same period in 2003. There was little change in the situation regarding electricity costs although a decision was obtained from the Belgian Government to cap federal taxes on electricity. Electricity taxation in Flanders remains an issue.

The restructuring programme announced in January progressed according to plan. The first effects of the planned cost saving programme of € 14 million per year will already be felt in 2004 and 2005.

Zinc Alloys and Chemicals

Premiums firmed up further in products for the continuous galvanizing sector while demand from the general galvanizing sector was up in France and remained stable in other countries. The business was somewhat affected by lower consumption by steel manufacturers.

The die-casting business line benefited from increased demand and premiums in Asia. This was the result of a lower availability of locally-produced alloys, especially in China, and of changes in the competitive landscape. Demand was stable in the traditional European markets, but sales volumes to the new EU countries were significantly up.

In fine zinc powders the higher zinc price positively impacted the contribution from the recycling. Overall sales volumes were good. The capacity increase in the Chinese plant was completed and is being ramped up.

The zinc oxide market was stable in Europe. Contributions from the recycling plants improved as a result of the higher zinc price. There was less pressure from Chinese imports primarily because of the shortage of raw materials and energy in China.

n.v. Umicore s.a.
Corporate Communication
Broekstraat 31 Rue du Marais Phone +32 2 227 70 67 BTW BE401 574 852
B-1000 Brussels, Belgium Fax +32 2 227 79 03 Bank 210-0053806-23 - TRB 85382
www.umicore.com e-mail info@umicore.com Registered Office: Broekstraat 31 Rue du Marais, B-1000 Brussels

Building Products

Despite pessimistic indicators in a number of European markets in the building industry, sales volumes in the first quarter improved over the same period in 2003. The unit benefited from the strength of the French market and was able to improve its margins in Germany. Markets outside Europe developed successfully in the first quarter. At the same time, the share of high added value products increased markedly in the sales portfolio of all markets. Further extensions to the product range were made.

The business unit continued to build on the recent acquisitions in Switzerland and Slovakia, thereby further extending its geographical scope and product range.

COPPER

The overall performance of Umicore's Copper operations in the first quarter was markedly better than the corresponding period in 2003. Umicore was able to both produce more cathodes and sell increased volumes of products. Umicore's ability to secure sufficient feedstock and to produce at such levels proved key in a market where both concentrates and cathodes are scarce.

The first quarter saw an accelerated withdrawal of copper stocks from LME, Comex and Shanghai Futures Exchange (SFE), and a substantial rally in the copper price, which reached a 3-month high of USD 3,055 per tonne and an average settlement price over the period of USD 2,739 per tonne. This clearly reflected world copper demand outstripping the available supply.

On the other hand treatment and refining charges were even more depressed as a result of the extreme tightness on the concentrates market. Indian and Chinese smelters were still able to rely on protective domestic environments to settle very low treatment charges. Despite the scarcity of raw materials, Umicore was able to ensure that its smelting and refining operations will be fully supplied throughout 2004. The smelting and refining activities at Pirdop fully met expectations in terms of operational performance and Pirdop is scheduled to produce at the same level as in 2003, despite a routine maintenance shutdown during the month of April.

Due to an improved feed situation and a high level of operational performance, production of cathodes at the Olen refinery was 11% ahead of the same period in 2003. Overall sales of copper wire rod from Olen were 20% higher than in the first quarter of 2003. A significant part of this growth was due to the difficulties experienced by some non-integrated competitors in securing their raw materials. Sales of oxygen-free rod almost tripled in comparison with last year while sales of cast products were in line with the first quarter of 2003.

OTHER

Hedging

Umicore continued to benefit from its hedging policy with 85% of its USD exposure vs the Euro being covered in 2004 at an exchange rate of 0.91 USD / EUR. One quarter of the zinc price exposure was also hedged at levels of approximately USD 1,000 per tonne, whilst another quarter was hedged through mechanisms which provide downside protection to approximately US$ 925 per tonne whilst offering upside potential to US$ 1,050 per tonne.

n.v. Umicore s.a.
Corporate Communication

Broekstraat 31 Rue du Marais Phone +32 2 227 70 67 BTW BE401 574 852
B-1000 Brussels, Belgium Fax +32 2 227 79 03 Bank 210-0053806-23 - TRB 85382
www.umicore.com e-mail info@umicore.com Registered Office: Broekstraat 31 Rue du Marais, B-1000 Brussels

Umicore has taken advantage of the recent higher prices of some metals (especially platinum and silver) to lock in the metal price related income on certain contracts. This induced a concurrent increase in the hedging of the USD exposure for 2005. The percentage of the USD exposure hedged for that year now stands at 35% at an average exchange rate of 1.07 USD / EUR.

In the absence of any hedging, Umicore estimates its sensitivity to USD/EUR exchange rate fluctuations, at current exchange rate levels, at approximately EUR 3.5 million for a change of one US cent.

Working Capital

The level of working capital increased during the first quarter. This was partly due to normal seasonal effects and sales growth but was also affected by the increase in metals prices.

Outlook

Based on the strong first quarter and on current market trends, management expects full year recurring EBIT to be in the range of € 245 to 260 million – this excludes goodwill amortization in line with the new IFRS 3 guidance.

For more information:
n.v. Umicore s.a.:
Investor Relations: *Ms Isabelle MICHOTTE - Tel. +32 2 227 71 47 – isabelle.michotte@umicore.com*
Press: *Mr Eddy CORNELIS - Tel. +32 2 227 70 64 - +32 475 84 00 94 – eddy.cornelis@umicore.com*

PROFILE

Umicore is an international metals and materials group. Its activities are centred on five business areas : Precious Metals Services, Precious Metals Products and Catalysts, Advanced Materials, Zinc and Copper. Each business area is divided into market-focused business units.

Umicore focuses on application areas where it knows its expertise in materials science, chemistry and metallurgy can make a real difference, be it in products that are essential to everyday life or those at the cutting edge of exciting, new technological developments. Umicore's overriding goal of sustainable value creation is based on this ambition to develop, produce and recycle metals in a way that fulfils its mission: materials for a better life.

The Umicore Group has industrial operations on all continents and serves a global customer base; it generated a turnover of EUR 4.7 billion in 2003 and currently employs some 11,500 people.

n.v. Umicore s.a.
Corporate Communication

Broekstraat 31 Rue du Marais
B-1000 Brussels, Belgium
www.umicore.com

Phone +32 2 227 70 67
Fax +32 2 227 79 03
e-mail info@umicore.com

BTW BE401 574 852
Bank 210-0053806-23 - TRB 85382
Registered Office: Broekstraat 31 Rue du Marais, B-1000 Brussels